FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Fujio Owa
Fujio Owa
Deputy General Manager of
Finance Division

Date: March 28, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments

2.	Revision of Forecast of Net Income for the Complete Fiscal Year Ending March 31, 2005

[Translation]

March 28, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manger of Finance Division
(Tel: 075-604-3500)

Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments

Today, Kyocera Corporation (the “Company”) received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between the Company and its overseas subsidiaries was less than appropriate for the five years from fiscal year March 1999 through fiscal year March 2003. The notice indicates that income should be adjusted upwards to 24.3 billion yen and that the resultant additional tax, including local taxes, etc., will amount to approximately 13 billion yen. The Company disagrees with this assessment and will file an appeal to the tax tribunal.

The Bureau states that the taxes paid by the Company and its overseas subsidiaries during the relevant period should be adjusted because they were based on improper allocation of profits among countries, and that the Company should pay additional tax to the Japanese tax authorities.

The Company to date, based on its status as a parent of companies located worldwide, has filed appropriate tax returns in various related countries pursuant to consistent pricing policies for transfers between the Company and its overseas subsidiaries that have been implemented to ensure that its overseas subsidiaries can earn appropriate profit. The Company also believes that its tax returns filed in Japan have consistently been prepared in an appropriate manner.

It is regrettable in any case that the Company has received such a notice. The Company will endeavor to obtain agreement from the tax authority to the Company’s view through discussion on a different stage.

[Translation]

March 28, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manger of Finance Division
(Tel: 075-604-3500)

Revision of Forecast of Net Income

for the Complete Fiscal Year Ending March 31, 2005

This is to advise you that the forecast of net income for the complete fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), which was published on January 27, 2005, is revised as set forth below:

1. Revision of forecast of consolidated financial results for this fiscal year

(April 1, 2004 to March 31, 2005)

		(in millions of yen)

	Net Sales	Income before Income Taxes	Net Income
Forecast previously published (A) (Published on January 27, 2005)	1,150,000	100,000		59,000
Revision made (B)	1,150,000	100,000		46,000
Amount of increase or decrease (B - A)	—	—	Δ	13,000
Ratio of increase or decrease (%)	—	—	Δ	22.0
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2004)	1,140,814	115,040		68,086

1

2. Revision of forecast of non-consolidated financial results for this fiscal year

(April 1, 2004 to March 31, 2005)

	(in millions of yen)

	Net Sales	Recurring Profit	Net Income
Forecast previously published (A) (Published on January 27, 2005)	480,000	57,000		40,000
Revision made (B)	480,000	57,000		27,000
Amount of increase or decrease (B - A)	—	—	Δ	13,000
Ratio of increase or decrease (%)	—	—	Δ	32.5
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2004)	494,035	61,788		60,663

3. Reason for Revision

Today, Kyocera Corporation (the “Company”) received a notice of tax assessment based on tax on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between the Company and its overseas subsidiaries was less than appropriate for the five years from fiscal year March 1999 through fiscal year March 2003. The notice indicates that income should be adjusted upwards to 24.3 billion yen and that the resultant additional tax, including local taxes, etc., will amount to approximately 13 billion yen.

Income taxes of fiscal March 2005 will increase due to this notice of tax assessment. As a result, consolidated and non-consolidated net income will be below by approximately 13 billion yen, respectively. There is no revision of consolidated and non-consolidated financial forecast of this fiscal year excluding net income.

The Company disagrees with this assessment and will file an appeal to the tax tribunal.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates between the yen and currencies in which we make significant sales, particularly the U.S. dollar and the Euro; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronics components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and acts of terrorism, outbreaks or epidemics such as SARS or other factors that may disrupt our markets or our supply chain. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2